

April 22, 2015

Via E-mail
Dr. Lu Zengxiang
Chief Executive Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Bejing 100085
People's Republic of China

> **Re:** **China Digital TV Holding Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 22, 2014**
> **Form 6-K furnished November 10, 2014**
> **File No. 001-33692**

Dear Dr. Lu Zengxiang:

We have reviewed your letter dated April 16, 2015 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 5, 2015.

Form 6-K furnished November 10, 2014

Exhibit 99-2, Proxy Statement

1. As provided for in Article 6 of the Supplementary Share Transfer Agreement, Golden Benefit will recommend 2 candidates for director and Cinda Investment agrees to cast affirmative votes for the candidates for director recommended by Golden Benefit. Further, Cinda Investment agrees to employ 1-2 professional managers to serve as senior executives of Tongda Venture to be in charge of the relevant businesses of Super TV, by recommendation of Golden Benefit or market-oriented employment. Please clarify the term of the Share Transfer Agreement, and the period of time that Cinda Investment is

obligated to cast affirmative votes for the candidates for director recommended by Golden Benefit. Also, clarify how Cinda Investments has the right to employ 1-2 managers to serve as senior executives. Finally, clarify whether the Company has any recourse to the extent that Cinda Investments fails to cast affirmative votes for the candidates or employ the managers to serve as senior executives.

2. Please clarify the process by which the candidates recommended by Golden Benefit are elected to the Board of Directors. In this regard, tell us whether they are included on the ballot and voted on directly by shareholders, or whether they are submitted to a nominating committee of the Board of Directors, which determines the candidates to be included on the ballot for shareholder vote. If the latter, clarify how the Company has the ability to ensure the candidates it recommends are submitted for shareholder vote.

3. We note that Tongda Venture proposes to carry out a non-public offering to raise funds to purchase 100% of the equity of Super TV. Tell us how this will impact the shareholder structure of Tongda venture. Please describe the percentage equity interests these investors will hold and the voting rights of these interests. Further, tell us how you considered whether past shareholder attendance is representative of future shareholder attendance, considering the significant operational, organizational and ownership changes undertaken as a result of this transaction.

4. Please clarify the relative significance of SuperTV's operations to the overall operations of Tongda Venture subsequent to the completion of this transaction. Tell us how you considered the Company's ability to exercise significant influence over the operations of the historical business of Tongda Venture

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
William Chua, Sullivan & Cromwell LLP